Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AMERISOURCEBERGEN CORPORATION
AmerisourceBergen Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),
DOES HEREBY CERTIFY:
FIRST: That the Board of Directors of AmerisourceBergen Corporation (the “Corporation”), at a meeting held on January 22, 2016, duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring the amendment to be advisable, and directing that the amendment be submitted to the stockholders of the Corporation for consideration at the 2017 annual meeting of stockholders. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing Section 5.05 of Article V so that this section will read as follows:
Section 5.05. Removal. Any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. In the event of any increase or decrease in the authorized number of directors, each director then serving as such shall nevertheless continue as a director until the expiration of his or her current term, or his or her earlier death, resignation or removal.
SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
IN WITNESS WHEREOF, AmerisourceBergen Corporation has caused this certificate to be signed by Steven H. Collis, its Chairman, President and Chief Executive Officer, this 2nd day of March, 2017.

By:	/s/ Steven H. Collis
	Name:	Steven H. Collis
	Title:	Chairman, President and Chief Executive Officer